

**CARDIOME**
PHARMA CORP.

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

**FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM**

# CARDIOME'S PARTNER STEADYMED ANNOUNCES SUCCESSFUL COMPLETION OF TREVYENT® CLINICAL VALIDATION STUDY

**Vancouver, Canada, April 6, 2017** -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) updated today that its partner, SteadyMed Therapeutics (NASDAQ: STDY), announced the successful completion of a clinical study of Trevyent® with a press release discussing the study on April 5, 2017. Cardiome licensed the commercial rights to Trevyent® from SteadyMed for many international markets in 2015.

SteadyMed's clinical validation study enrolled 60 healthy adult volunteers in an in-clinic setting designed to examine the performance of the PatchPump used by Trevyent®. Each trial subject was provided one PatchPump device containing a placebo formulation and each otherwise carried on with their normal daily and nighttime routines over a 48 hour period. The goals of the study were to evaluate the safety and performance functions of the PatchPump delivery system as well as the tolerability of the on-body application of the product. According to SteadyMed, the results "indicate that the PatchPump devices performed as intended in all categories of evaluation", including dose accuracy and precision.

Commenting on SteadyMed's update, Hugues Sachot, Cardiome's Senior VP Commercial, said "We continue to be pleased with the progress of our partnership with SteadyMed. We licensed Trevyent® because we believed that there was a better way to deliver treprostinil to patients suffering from Pulmonary Arterial Hypertension, and we remain convinced that Trevyent® will provide just that."

## About Pulmonary Arterial Hypertension

Pulmonary arterial hypertension (PAH) is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient's pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as the market-leading prostacyclin PAH therapy, Remodulin® (treprostinil sodium), which is produced by United Therapeutics Corporation. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient and United Therapeutics reported Remodulin revenues of $602 million in 2016.

## About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

**Forward-Looking Statement Disclaimer**

**For Further Information:**
David Dean
Cardiome Business Development and Investor Relations
(604) 677-6905 ext 311 or Toll Free: 1-800-330-9928
Email: ddean@cardiome.com

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